Exhibit 1

CONFIDENTIAL TREATMENT REQUESTED

INFORMATION FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED IS OMITTED AND IS IDENTIFIED BY THREE ASTERISKS, AS FOLLOWS “* * *”, AN UNREDACTED VERSION OF THIS DOCUMENT HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

FUNDING AGREEMENT

This Funding Agreement and its Exhibits (this “Agreement”) is entered into effective as of December 20, 2011 (the “Effective Date”), by and among COMPUGEN LTD., an Israeli company with offices at 72 Pinchas Rosen Street, Tel Aviv, 69512, ISRAEL (“Compugen” or the “Company”), and BAIZE INVESTMENTS (ISRAEL) LTD., a private company organized under the laws of Israel No. 51-430159-1, c/o Arad & Co., 1 Kermenizki St., Tel-Aviv Israel 67899  (“Investor”).  Compugen and Investor are each a “Party” to this Agreement and, collectively, are the “Parties” to this Agreement.

RECITALS

WHEREAS, Compugen has discovered certain drug targets and is interested in the development of monoclonal antibodies targeted against these drug targets; and

WHEREAS, Compugen is seeking funding for such research and development efforts; and

WHEREAS, Investor has accepted Compugen’s offer to participate in the formation of the Compugen Goldman Program (as defined below) to finance certain Compugen research and development activities, in a total amount of eight million U.S. dollars ($8,000,000) (the “Funding Amount”) payable in three tranches, as set forth below; and

WHEREAS, Compugen has agreed that in consideration for the Funding Amount, Investor shall be entitled to receive certain consideration derived from revenues received by Compugen from the successful commercialization of certain monoclonal antibodies to be developed by Compugen, all pursuant to the terms set forth in this Agreement; and

NOW, THEREFORE, for valuable consideration, the adequacy and receipt of which are hereby acknowledged, the Parties agree as follows:

1.	DEFINITIONS.

For all purposes of this Agreement, the following terms shall have the following respective meaning:

1.1.
“Affiliate” shall mean any company or other legal entity which, directly or indirectly, controls, or is controlled by, or is under common control with, Compugen; control means the ability to direct the operations of any company or other legal entity, including, without limitation, the holding of fifty (50%) or more of (i) the capital and/or (ii) the voting rights or general partnership interest and/or (iii) the right to elect or appoint directors, and/or (iv) the right to receive profits.

1.2.
“Annual Report” shall mean an annual development report setting forth summary information with respect to Target mAbs being developed, including (to the extent applicable): (i) general information with respect to what research was conducted by Compugen with respect to such Target mAbs since the Effective Date or the prior Annual Report (as applicable) (ii) what is planned to be undertaken during the remainder of the current calendar year with respect to such Target mAbs (iii) general information as to any commercialization efforts taken with respect to the Target mAbs (including general information regarding whether the Company is negotiating any CGP mAb License or CGP No-Shop); and (iv) CGP mAb License or CGP No-Shop entered into in respect of the Target mAbs during the period covered by such report. In addition, until such time as the Total Spent Funds (as defined below) reaches Twenty Million US Dollars ($20,000,000), the Annual Report will also set forth Compugen’s good faith allocation of all Project Spent Funds incurred during the relevant period. Notwithstanding the above, following the execution by the Company or any Affiliate of a CGP mAb License, the form of the Annual Report shall be changed so as to include only pertinent information set forth above relating to such CGP mAb License (and shall be limited to such information as the Company shall be entitled to disclose). At the request of the Investor (which may be made only once during the period commencing on the Effective Date and ending one year after the end of the CGP Period), the calculation of Project Spent Funds shall be confirmed by Compugen's external auditors. The Annual Report shall be duly signed by either the CEO or CFO of Compugen and shall be subject to the confidentiality provisions hereof.

1.3.
“Applicable Revenue Share” shall mean, with respect to each CGP mAb License and GCP No-Shop, a percentage arrived at by the following equation, provided that in no event shall the Applicable Revenue Share (a) exceed ***% (*** percent) or (b) be less than 10% (ten percent):

***

Where:

***

1.4.	“Business Day” shall mean any day on which banks in Israel and Canada are open and execute foreign exchange transactions.

1.5.	“Cash Consideration” shall mean the amounts payable pursuant to Section 3.1.1 below.

1.6.	“CGP mAb License” shall mean a mAb License with respect to a Successful mAb.

1.7.
“CGP No-Shop” shall mean (a) any grant by Compugen to a Third Party of a “first look”, “right of first offer”, “right of first refusal” or similar right to negotiate for a CGP mAb License or (b) any grant by Compugen to a Third Party, during the CGP Period (only), of a “first look”, “right of first offer”, “right of first refusal” or similar right to negotiate for a mAb License.

1.8.	“CGP Period” shall mean the period commencing on January 1, 2012 and ending on December 31, 2014.

1.9.	“Compugen Goldman Program” or “CGP” shall mean a research and development program pursuant to which Compugen will endeavor to develop Successful mAbs.

1.10.	“Development Milestone” shall mean a demonstration of therapeutic effectiveness of a fully-human or humanized Target mAb in an animal disease model.

1.11.
“FTE” shall mean full time equivalent performing work with respect to the CGP or with respect to Successful mAbs following the CGP Period.  The parties intend FTE to be a unit of measurement used to determine the amount of time dedicated to the performance of the CGP and/or the development of Successful mAbs.  One FTE may constitute work performed by a single individual whose time is dedicated solely to the CGP or may be comprised of the efforts of several individuals, each of whom dedicates only part of his or her time to the CGP.

1.12.
“Licensing Income” shall mean any and all cash (or cash equivalent) payments or in-kind payment, such as equity, received by Compugen or an Affiliate of Compugen as consideration for the grant of a CGP mAb License or a CGP No-Shop, less (i) Third Party Royalties paid in connection with such CGP mAb License or CGP No-Shop and (ii) the amount of any taxes withheld at source for which Compugen cannot receive a tax credit under then prevailing laws. For clarity, License Income will not include (a) the value of any cross-license received by Compugen or its Affiliates, (b) any payments made at fair market value for equity investments in Compugen, (c) research funding paid to Compugen under a written agreement with a research project and a budget intended to further research and development with respect to Target mAbs, (d) the value of any equipment or supplies received for use in the CGP or further development of Successful mAbs, or (e) arm's length loans provided to Compugen from the licensee on good faith commercial basis.

1.13.
“mAb License” shall mean any grant by Compugen to a Third Party of a license or similar right (or an option to obtain a license or similar right or any other right) to develop, use, market and/or sell products comprising or incorporating a Target mAb.

1.14.	“Monclonal Antibody” or “mAb” shall mean an antibody produced by a single clone of cells or cell line.

1.15.	“Ordinary Shares” shall mean Ordinary Shares of the Company, par value New Israeli Shekels 0.01 per share.

1.16.
“Project Spent Funds” shall mean direct costs incurred by Compugen and its Affiliates (including payments to Third Parties contractors made as part of the CGP) in furtherance of the CGP or with respect to Successful mAbs following the CGP Period, including without limitation the gross costs of FTEs (based on the total employee cost to employer of the relevant employees (including salary, benefits, etc.), plus ***% general overhead) and materials consumed in performance of the relevant work. For clarity, (a) “Project Spent Funds” includes amounts incurred or allocated with respect to work performed by or on behalf of Company or its Affiliate under a written agreement with a research project and a budget to the extent intended for use in the CGP or to further research and develop Successful mAbs after the CGP Period even if such amounts are covered or reimbursed by a third party licensee or collaborator and (b) “Project Spent Funds” excludes grants received from governmental, quasi-governmental and non-profit entities (whether refundable or not).

1.17.
“Quarterly Report” shall mean a quarterly development report setting forth the Target mAbs that have met certain milestones (if any) during the previous calendar quarter in the form attached as Appendix B hereof. The Quarterly Report shall be duly signed by either the CEO, VP R&D or CFO of Compugen and shall be subject to the confidentiality provisions hereof.

1.18.
 “Successful mAb” shall mean (a) any Target mAb developed by or on behalf of Compugen or an Affiliate of Compugen that has met the Development Milestone during the CGP Period and (b) any Target mAb with respect to which a mAb License has been signed during the CGP Period (or signed within 6 months thereafter provided that a term sheet or CGP No-Shop with respect to such mAb License has been signed during the CGP Period and was still in effect at the termination of the CGP Period); provided however that (i) if, at the expiration of the CGP Period, there is no Successful mAb, then each of the first two Target mAbs developed by or on behalf of Compugen or an Affiliate of Compugen after the CGP Period that meet the Development Milestone will be deemed a “Successful mAb” and (ii) if, at the expiration of the CGP Period, there is one Successful mAb, then the first  Target mAb developed by or on behalf of Compugen or an Affiliate of Compugen after the CGP Period that meets the Development  Milestone will be deemed a “Successful mAb”.

1.19.	“Target” shall mean each of the twelve (12) drug targets identified by Compugen and listed in Appendix A to this Agreement.

1.20.
“Target mAb” shall mean any mAb developed for the treatment of disease or other conditions in humans or animals by or on behalf of Compugen or any Affiliate of Compugen against a Target, under the CGP.

1.21.	“Third Party” shall mean a party that is neither the Company nor Investor, nor any of their respective Affiliates.

1.22.
“Third Party Royalties” shall mean any royalties or percentage payments to be paid by Compugen or an Affiliate of Compugen to any Third Party in connection with a CGP mAb License or CGP No-Shop in consideration for a license granted by such third party to technology and/or intellectual property rights needed for the making, using, marketing or selling of a Successful mAb.

1.23.	“Total Spent Funds” shall mean, at any given time, the total amounts of Project Spent Funds.

1.24.	Additional Definitions. Each of the following terms shall have the meaning described in the corresponding section of this Agreement indicated below:

Term	Section
Articles	5.2
Agreement	Introduction
Company	Introduction
Compugen	Introduction
Effective Date	Introduction
Exchange Act	3.4
Exchange Option Notice	3.4
Exchange Option	3.4
Funding Amount	Introduction
Initial Closing	2.2.
Inventions	7
Investor	Introduction
Rule 144	3.4
Second Closing	2.3
Securities Act	3.4

2.	PAYMENT OF THE FUNDING AMOUNT.

2.1.
Subject to the terms and conditions of this Agreement, Investor agrees to pay by wire transfer to the Company, or in a manner as shall otherwise be agreed upon by Investor and the Company the Funding Amount in 3 installments as follows: (i) Two Million US Dollars ($2,000,000) will be paid within 5 Business Days of the Effective Date; (ii) Three Million US Dollars ($3,000,000) will be paid on or before June 30, 2012; and (iii) Three Million US Dollars ($3,000,000) will be paid on or before September 30, 2012.  In consideration for the receipt of such Funding Amount, the Company agrees to provide to Investor the consideration set forth in Section 3.1, subject to the provisions of Section 2.2, 3.5 and 3.6.

2.2
In the event that for any reason whatsoever, other than the explicit written consent of the Company, either of the installments set forth in clause (ii) or (iii) above is not paid on or prior to the due date therefore, nor within 10 Business Days of the Company’s first written request to the Investor notifying it about such failure, Company shall have the right to exchange all of Investor’s rights to receive Cash Consideration for Ordinary Shares, as follows: (a) if the failure occurs with respect to the installment set forth in clause (ii) (and Investor has already paid the installment set forth in clause (i)), Company shall have the right to exchange such rights for a total of 333,333 Ordinary Shares and (b) if the failure occurs with respect to the installment set forth in clause (iii) (and Investor has already paid the installments set forth in clause (i) and (ii)), Company will have the right to exchange such rights for a total of 833,333 Ordinary Shares, in each case without any further consideration required to be paid by the Investor to Compugen in connection therewith (however and for the sake clarity, such exchange shall be subject to adjustment for any stock-splits, stock dividends, stock combination or similar recapitalization of the Company’s share capital affecting all Ordinary Shares). In the event of such an exchange, (x) Company will have no further remedy for the failure to make such payments, (y) the provisions of 3.5 shall apply mutatis mutandis, and (z) Investor will have no rights to receive Cash Consideration.

3.	CONSIDERATION.

3.1.
Without prejudice to any other obligation of Compugen and any other right of Investor hereunder, in consideration for, and against, the payment of the Funding Amount and subject to the provisions of this Agreement, Investor shall receive from Compugen:

3.1.1.
With respect to any amount of License Income, an amount equal to such License Income multiplied by the Applicable Revenue Share for the CGP mAb License or CGP No-Shop for which such License Income is received.

3.1.2.
An entitlement to receive the Quarterly Reports, Annual Reports and the payment reports mentioned in Section 3.4 below. If Investor disputes Compugen’s good faith allocation of Project Spent Funds as set forth in an Annual Report, Investor shall inform Compugen in writing of such dispute within one-hundred and eighty (180) days of the receipt of such Annual Report.  If Investor so notifies Compugen, an executive officer of Compugen shall meet a representative of Investor to discuss the matter in dispute and provide supporting evidence for Compugen’s good faith allocation.  The parties agree to act in good faith and use commercially reasonable efforts to reach an agreement on such allocation. If such persons are unable to agree on such allocation within an additional period of sixty (60) days, such persons (acting in good faith) shall together appoint an industry expert to determine such allocation, and such expert's decision shall be final and binding upon the parties and shall not be subject to any appeal.  For clarity, if Investor does not dispute Compugen’s good faith allocation within the one-hundred and eighty (180) days set forth above, Investor shall be deemed to have agreed to Compugen’s allocation (except in the case of fraud or material error).

3.2.
During the CGP Period, Compugen shall issue to Investor the Quarterly Reports not later than April 30st, July 31st, October 31st, and January 31st, of each year.  The first Quarterly Report shall be issued no later than April 30, 2012. If at the expiration of the CGP Period, there is no Successful mAb or there is only one Successful mAb, then Compugen shall continue providing Quarterly Reports until there are at least two Successful mAbs. Furthermore, with respect to any Successful mAb, Compugen shall continue providing quarterly reports following the CGP Period provided however that such report will relate only to the entering by Compugen into any CGP No-Shop or CGP mAb license.

3.3.	Compugen shall issue to Investor the Annual Reports not later than thirty (30) days following the Company’s filing of its Form 20-F Annual Report with the SEC for the applicable year.

3.4.
All payments of the Cash Consideration shall be made quarterly within 60 days following the end of each calendar quarter in which the Licensing Income was received, provided however that the first payment (if applicable) shall be made within sixty days of December 31, 2012 with respect to the entire year of 2012. Each payment will be accompanied by a report setting forth, on a CGP mAb License – by – CGP mAb License and CGP No-Shop – by – CGP No Shop basis, the Licensing Income received in the previous calendar quarter, the Applicable Revenue Share and Cash Consideration due.  At the time of payment, such payments shall be in total only and identified (only by an internal numeric code1) by Successful mAb (but shall be paid together with a validity report signed by the CFO of the Company). At Investor's request no later than two years following each such payment, Investor will have an audit right at Compugen’s premises, to be performed by a recognized accounting firm (chosen by Investor) during normal business hours and subject to the signature of a customary confidentiality undertaking.  The cost of such auditing shall be borne by Investor, unless a deficiency of more than 2% is found, in which event Compugen shall bear all reasonable auditing costs. Within thirty (30) days of such auditing, the Party which either received an excessive amount, or paid an amount lower than required, according to the auditing, shall pay the appropriate amount, provided that if such payment is made by Compugen it shall be paid together with interest at an annual rate of five percent (5%) from the due date and until actual payment hereunder.

3.5.
Notwithstanding the above, Investor may, at any time after January 1, 2014 and before March 31, 2014, provide a written notice (the “Exchange Option Notice”) of its intention to exchange all of its rights to receive Cash Consideration for 1,455,000 (one million and four hundred and fifty five thousand) Ordinary Shares (for clarity, subject to adjustment for any stock-splits, stock dividends, stock combination or similar recapitalization of the Company’s share capital affecting all Ordinary Shares; the "Exchange Shares") without any further consideration required to be paid by the Investor to Compugen in connection therewith (the right to provide the Exchange Option Notice and instead receive such Exchange Shares, hereinafter referred to as the “Exchange Option”). In the event that the Investor exercises the Exchange Option and provides the Exchange Option Notice, the Company shall, within twenty (20) Business Days, issue to the Investor the Exchange Shares.  It is the intention of the parties hereto that the issuance to the Investor of the Exchange Option pursuant to the provisions hereof shall commence the Investor’s holding period with respect to the Exchange Shares under Rule 144 (“Rule 144”), paragraph (d)(3)(ii), under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and that upon the lapse of six months following the date of Closing, the Investor shall be permitted to publicly resell such Exchange Shares in accordance with Rule 144 (assuming that the Investor is not then, nor in the 3 months preceding such time, an “affiliate” of the Company (as defined in Rule 144(a)(1)) and that the Company is then current in its reports under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  To the extent that the Investor is unable to rely upon Rule 144 (“Rule 144”) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), for the public resale of such Exchange Shares, the Company shall exercise commercially reasonable efforts to promptly file a resale registration statement pursuant to the Securities Act within the following 90 day period to enable the public disposition by the Investor of such Exchange Shares.

1 Such As Successful mAb 1; Succesful mAb 2, etc.

(a)
If the Company shall issue to the Investor the Exchange Shares pursuant to this Section 3.5, then and without derogating of any liability imposed on it by prevailing securities laws and regulations, the Company shall promptly and at its cost and expense register such Ordinary Shares for trading on the Tel-Aviv Stock Exchange ("TASE"), or (if not applicable) such other stock exchange at which the Company's shares are registered for trade as long as the Company's Ordinary Shares are traded on the TASE or such other stock exchange;

(b)
If the Investor exercises the Exchange Option in accordance with this Section 3.5 or exercises its option pursuant to Section 3.6 (if applicable) or if Company exercises its rights pursuant to Section 2.2 (if applicable):

(i)	Investor shall not be entitled to receive any additional Cash Consideration based on License Income received by Company subsequent to the date of such event.

(ii)	Investor shall not be entitled to receive any Quarterly Reports, Annual Reports or reports under Section 3.4 after the date of such event.

3.6.	Notwithstanding the provisions of section 3.5 above, in the event that Compugen shall decide to totally abandon the CGP during the CGP Period, then the following provisions shall apply:

3.6.1.	Compugen shall notify the Investor of such decision in writing (the "Abandonment Notice").

3.6.2.
Within 3 months of receipt of the Abandonment Notice, the Investor shall be entitled to serve Compugen with an Exchange Notice and the provisions of section 3.5 above shall apply mutatis mutandis, provided however that (i) such Exchange Notice shall relate only to the amounts invested by the Investor pursuant to section 2.1 above until such time; and that (ii) the exchange to the Company's shares shall be made at the lower of $5.5 per share or the average closing price of the Company's Ordinary Shares during the 90 days immediately preceding the date of the Abandonment Notice.

4.	CONDUCTING THE COMPUGEN GOLDMAN PROGRAM

4.1.
The Company shall conduct the CGP in good faith and diligently in a manner consistent with the efforts Compugen uses to further other research and development programs of similar size and potential, in an attempt to reasonably maximize the commercial value of the CGP. Without prejudice to the above, the Company shall have sole discretion with regards to the conducting of the CGP, and the various activities undertaken as part of the CGP.

4.2.
Investor understands that the research and development work to be performed under the CGP is experimental in nature and that Company cannot guarantee that such work will result in Successful mAbs.  In addition, Investor understands that Compugen and its Affiliates may use the Targets for research and development activities that are not directed towards generating Target mAbs.

5.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company hereby represents and warrants to Investor, as follows:

5.1.	Organization of the Company.

The Company is duly organized, validly existing and has the requisite power and authority to own its properties and to carry on its business as currently conducted.

5.2.	Authority.

The Company has taken any and all action necessary under all applicable legal requirements and the Company's Articles of Association ("Articles") and has all requisite corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no further action is required on the part of the Company to authorize this Agreement and the transactions contemplated hereby and, assuming the due authorization, execution and delivery by Investor, this Agreement constitutes the Company's valid and binding obligations, enforceable against the Company in accordance with its terms.

5.3.	Consents.

Except as otherwise required by applicable securities laws, the execution and delivery by Company of this Agreement and the consummation of the transactions contemplated hereby, will not require Company to obtain or deliver any consent, waiver, approval, order or authorization or permit of, or registration, declaration or filing with, or notification to any governmental entity.

5.4.	The Ordinary Shares Issued upon Exercise of Exchange Option.

The Ordinary Shares issued, delivered and paid for upon exercise of the Exchange Option under Section 3.5 or Section 3.6, if and when exercised under the relevant Section, or if and when issued under Section 2.2 hereof, will be validly issued, fully paid, nonassessable, free and clear of all liens and duly registered in the name of Investor in the Company’s share registrar. Prior to the issuance of any such shares, the Company shall have reserved from its duly authorized share capital the maximum number of Ordinary Shares which may be issued under this Agreement. The Ordinary Shares that may be issued hereunder will have the rights, preferences, privileges and restrictions set forth in the Company’s Articles.  The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby will not obligate the Company to issue any Ordinary Shares or other securities to any other person or entity and will not result in the adjustment of, or give rise to a right to adjust, the exercise, conversion, exchange or reset price or any other term of any outstanding security.

5.5.	No Conflict.

The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (i) any provision of the Company's Articles, (ii) any material law, rule, regulation, order, judgment or decree applicable to the Company or by which any of its material properties is bound or affected, (iii) any material contract, or (iv) any material judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company.

5.6.	Litigation.

There are no actions, suits, claims, injunctions, decrees, orders, judgments or legal proceedings of any nature pending, or, to the knowledge of the Company, threatened, against the Company, its properties (tangible or intangible) or any of its current or former employees, members of management, officers and directors, in their capacities as such, which may affect the Company's power to enter into this Agreement or to perform its obligations hereunder and to consummate the transactions contemplated hereby.

6.	REPRESENTATIONS AND WARRANTIES OF INVESTOR.

Investor hereby represents and warrants to the Company as follows:

6.1.	Power and Authority.

Investor has legal and corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Investor and, assuming the due authorization, execution and delivery by the Company, constitutes its valid and binding obligations, enforceable against Investor in accordance with its terms.

6.2.	Consents.

The execution and delivery by Investor of this Agreement and the consummation of the transactions contemplated hereby, will not require Investor to obtain or deliver any consent, waiver, approval, order or authorization or permit of, or registration, declaration or filing with, or notification to any governmental entity.

6.3.	Experience; Accredited Investor.

6.3.1.
Investor is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to an investment decision like that involved in the investment in the Company contemplated by this Agreement (without limiting the Company’s representations and warranties included herein), has requested, received, reviewed and considered all information Investor deems relevant in making an informed decision to enter into this Agreement and perform the transactions contemplated hereby, and has had the opportunity to ask questions of and receive answers from the Company concerning such information.

6.3.2.
Investor is aware that the Company has engaged Mr. Jeffrey Grossman (the “Consultant”) as a paid consultant, and that during the negotiations the Consultant has advised the Company regarding the transaction and has not by any means whatsoever represented or acted on behalf of the Investor.

6.3.3.
Investor will be acquiring the Ordinary Shares, if any, for its own account with no present intention of distributing any of such Ordinary Shares, and it does not have any current arrangement or understanding with any other persons regarding the distribution of such securities (this representation and warranty not limiting Investor's right to sell or distribute in compliance with the Securities Act, and the rules and regulations thereunder); and

6.3.4.	Investor is an accredited investor within the meaning of Rule 501(a) promulgated under the Securities Act.

6.4.	Available Funds.

Investor has sufficient funds in its possession to permit it to provide the Funding Amount to the Company and to perform its obligations under this Agreement.

7.	NO WARRANTY

While the Company believes in good faith that it has identified valuable Targets and that the CGP will result in the generation of Successful mAbs, the Company makes no warranties whatsoever and specifically disclaims any warranties with respect to: the scientific value of the Targets; the results of the CGP; the ability to generate Successful mAbs; the availability of legal protection for inventions or any other work product of the CGP; the validity or enforceability of any intellectual property rights relating to the results of the CGP; or the ability to commercialize Successful mAbs (if any).

8.	INVENTIONS

Investor agrees that all information, improvements, inventions, formulae, processes, techniques, know-how and data, and all related intellectual property, whether or not patentable or registerable under copyright or any similar laws, made or conceived or reduced to practice or learned in connection with the CGP, any of the Targets and/or Target mAbs (all such information, improvements, inventions, formulae, processes, techniques, know-how, and data, and all related intellectual property, are hereinafter referred to as the “Invention(s)”) immediately upon discovery, receipt, creation or invention as applicable, shall be considered Inventions of the Company, shall be the sole property of the Company and its assignees, and the Company and its assignees shall be the sole owner of all patents, copyrights, trade secret and all other rights of any kind or nature, including moral rights, in connection with such Inventions.

For clarity, nothing in this Agreement shall be deemed or construed to confer any ownership interest, license or other rights (except for the financial rights described in Section 3) upon Investor by implication, estoppel or otherwise as to any work product of the CGP.

9.	GENERAL PROVISIONS.

9.1.	Term. Unless earlier terminated by the Parties, the term of this Agreement will commence on the Effective Date and it shall expire upon the first to occur of:

(i)	Upon receipt by Investor of Ordinary Shares pursuant to 2.2 above;

(ii)	upon the receipt by Investor of Ordinary Shares pursuant to Section 3.5 above;

(iii)	upon the receipt by Investor of Ordinary Shares pursuant to Section 3.6 above; and

(iv)	December 31, 2031.

9.2.	Assignment.

9.2.1.
Except as provided in this Agreement, neither Party may delegate, assign, transfer or attempt to delegate, assign or transfer this Agreement or its rights or obligations under this Agreement without the prior written consent of the other Party, and any assignment without such consent shall constitute a material breach of this Agreement and have no force or effect; provided, however, that each party may, without the written consent of the other party, assign this Agreement in connection with the transfer or sale of all or substantially all of such party’s assets or business to which this Agreement relates, or in the event of its merger, consolidation or similar transaction, or purchase of all of such party’s shares.  Any such permitted assignee shall assume in writing all assigned obligations of its assignor under this Agreement.  Any purported assignment in violation of this Section shall be void.  The terms and conditions of this Agreement shall be binding upon and inure to the benefit of the permitted successors and assigns of the Parties.

9.2.2.
Notwithstanding the above prohibition of assignment or transfer, (i) Compugen may assign any rights related to the Target mAbs in connection with any participation, joint venture, partnership or any other cooperation with third parties in connection with the development, marketing, selling, commercialization or any other activity it deems necessary or advisable in connection with any of the Targets and/or the Target mAbs, it being clarified for avoidance of doubt that such assignment or transfer shall be subject and without impairment to the Investor's rights against Compugen hereunder, including without limitation, the right for Cash Consideration. Compugen shall promptly notify the Investor in writing of any assignment made hereunder; and (ii) Investor may freely transfer and assign (a) any rights to receive Cash Consideration hereunder; (b) this Agreement, as a whole, to any Affiliate, provided that the assignee assumes in writing to the Company all rights and obligations of the Investor hereunder and provided further that if the assignee is a person or entity to whom Company is reasonably concerned about providing the reports required hereunder (for business intelligence reasons), Company may require that such reports be provided to an independent certified public accountant (instead of the assignee), under an appropriate confidentiality and non-use agreement, solely for purposes of monitoring Compugen’s compliance with its obligations hereunder, and (c) any Ordinary Shares obtained by it pursuant to this Agreement, provided such transfer or assignment is in compliance with and consistent with applicable securities law. The Investor shall promptly notify Compugen in writing of any assignment made hereunder.

9.3.	Confidentiality.

Investor and any successor or assignee thereof, who received or receives from the Company or its agents, directly or indirectly, any information concerning the Company, including, without limitation, the Targets and/or the Target mAbs, which the Company has not made generally available to the public, acknowledges and agrees that such information is confidential, and further agrees that, for so long as such information is not public, it will neither use such information for any purpose other than in connection with the consummation of its rights pursuant to this Agreement and the transactions contemplated hereby, nor will it disseminate such information to any person other than the representatives and advisors of Investor who have a need to know such information for purposes of effecting the transaction contemplated by this Agreement, provided that such persons to whom Investor has given access to the Company's confidential information are bound by similar confidentiality obligations to those set forth herein.  If this Agreement is terminated by any of the Parties, for any reason whatsoever, (a) at the Company’s request, Investor shall immediately return to the Company any and all non-public information received from the Company or their respective advisors in connection with the transactions contemplated hereby (but shall be entitled to retain for archival purposes and protection of its interests one copy of any report received from Compugen hereunder) and shall so confirm to the Company by a written certificate executed by Investor; and (b) the Confidentiality provisions of this Section 8.3 shall remain in full force and effect and binding on Investor.

Investor understands and acknowledges that it may receive material, non-public information concerning the Company under this Agreement and that applicable securities law and regulations contain prohibitions with respect to the use of such information and the disclosure of such information to others.

9.4.	Notices.

All notices required to be given under this Agreement shall be in writing, by mail, courier or hand delivery to the addresses which may be designated by each Party from time to time in a writing complying with this Notice provision, and shall be deemed received on the date confirmed on: (1) the return receipt for certified mail sent return receipt requested; or (2) the receipt for notices sent by Airborne, Federal Express or other reliable overnight courier; or (3) two (2) Business Days following delivery by Facsimile (with receipt of proper transmission).

If to Compugen:

Compugen Ltd.
Pinchas Rosen Street #72
Tel Aviv 69512, Israel
Fax. 03-765-8555
Attention: General Counsel

If to Investor:

c/o Arad & Co.,
1 Kermenizki St.,
Tel-Aviv Israel 67899 Fax. 03-6246999
Attention: Adv. Ehud Arad

Together with a copy (which shall not constitute a notice) to:

Arad & Co., Law- Office
1 Kermenizki St.
Tel-Aviv 67899, Israel
 Fax. 03-6246999
Attention: Adv. Ehud Arad

9.5.	Governing Law, Forum.

This Agreement shall be exclusively governed by and construed and interpreted according to the laws of the State of Israel, excluding its conflict of law provisions, and be subject to the exclusive jurisdiction of the competent courts of Tel Aviv – Jaffa or Petah-Tikva.

9.6.	No Waiver.

The failure of either Party to enforce any right resulting from breach of any provision of this Agreement by the other Party shall not be deemed to be a waiver of any right relating to a subsequent breach of such provision or any other right. A waiver by A Party shall not be effective unless made in writing and duly signed by its authorized representatives.

9.7.	Severability.

If any provision of this Agreement is rendered invalid under any applicable statute or rule of law, such provision is, to that extent, deemed omitted, and the other provisions of this Agreement shall be enforceable in accordance with their terms.

9.8.	Limitation of Liability.

BOTH PARTIES’ LIABILITY UNDER THIS AGREEMENT SHALL BE LIMITED TO DIRECT DAMAGES ONLY AND IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY OTHER DAMAGES OF ANY KIND WHATSOEVER BASED ON OR ARISING OUT OF EITHER PARTY’S PERFORMANCE OF OR FAILURE TO PERFORM THE ACTIVITIES DESCRIBED HEREIN (INCLUDING INCIDENTAL, CONSEQUENTIAL AND SPECIAL DAMAGES), EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES, PROVIDED THAT SUCH PARTY ACTS IN GOOD FAITH.

9.9.	Force Majeure.

A Party hereunder shall not be liable for any delay in the performance of its duties or responsibilities contained herein that result from acts of God, acts of civil or military authorities, fires, strikes, floods, epidemics, governmental rules or regulations, war, riot, acts of terrorism, or delays in transportation, which are not under its control and which were not foreseen by it, provided that (i) such Party shall promptly notify the other Party in writing on the occurrence of such Force Majeure conditions and their expected duration and (ii) that such Party shall immediately fulfill its delayed duties or responsibilities towards the other Party as soon as such Force Majeure conditions end.

9.10.	Entire Agreement.

This Agreement (together with all its Annexes, Exhibits and Schedules) constitutes the entire understanding and agreement between Investor and Compugen with regard to the subject matter hereof and supersedes all prior agreements, communications, representations and discussions between the Parties, whether written or oral.  Any contrary or conflicting term is hereby rejected.  Any modification or amendment to this Agreement shall be in written form and agreed and duly signed by authorized representatives of Investor and Compugen.  Pricing and benefits offered in this Agreement are not conditioned on any exclusivity or market share commitment.  Furthermore, nothing in this Agreement shall prevent either Party from entering into similar arrangements with third parties.

9.11.	Rules of Construction.

The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.12.	Expenses.

Each Party shall be responsible for the payment of its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

9.13.	Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and enforceable against the Parties actually executing such counterpart, and all of which together shall be considered one and the same agreement, it being understood that all Parties need not sign the same counterpart.  The exchange of an executed Agreement (in counterparts or otherwise) by facsimile transmission or by electronic delivery in PDF format or the like shall be sufficient to bind the Parties to the terms and conditions of this Agreement, as an original.

9.14.	Press Release.

Compugen shall make its best efforts to coordinate in advance with Investor, any press release made in connection with this Agreement, subject however, to any legal obligations Compugen may have.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives.

BAIZE INVESTMENTS (ISRAEL) LTD.	COMPUGEN LTD.

By: /s/ Murray Goldman	By: /s/ Anat Cohen-Dayag
Name: Murray Goldman	Name: Anat Cohen-Dayag
Title: Chairman	Title: President & CEO
Date: December 20, 2011	Date: December 20, 2011

By: /s/ Joshua Goldman
Name: Joshua Goldman
Title: Vice President
Date: December 20, 2011